FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3653 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA SIGNS CONTRACTS FOR Ps. 918 MILLION FOR THREE PROJECTS

Mexico City, January 11, 2005 — Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico announced today that its civil construction subsidiary has signed three contracts with a total value of Ps. 918 million.

The contracts are:

IMSS General Hospital in Cancun, Quintana Roo for the Instituto Mexicano del Seguro Social, the Mexican Social Security Institute, with 186 beds and an area of 39,345 m2. The project includes a three story main building, parking, and access areas. The work is scheduled to last 15 months, and the value of the unit price contract is Ps. 295 million.

Federal Justice Building in Puebla for the Consejo de la Judicatura Federal in Cholula, Puebla. The office building project includes two levels of underground parking, a lobby, 15 floors of offices, and outside areas. The work is scheduled to be carried out over 24 months under a fixed price contract for Ps. 515 million.

Both projects include civil works, masonry, finishing, exterior work, installation of electrical, water, sanitary, control, and other special systems, as well as the installation of permanent equipment.

Civil work on Building B of the José Vasconcelos Library, for the Administrative Committee of the Federal Schools Building Project (CAPFCE) in Mexico City. The modernist building designed by the architect Alfredo Kalach includes both steel and concrete elements, and has representative volumes of 800 tons and 7,000 m3, respectively. The project will be executed over eight months under a Ps. 107.5 million unit price contract.

ICA was founded in México in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. For more information, visit www.ica.com.mx.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2005

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance